SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                       ----------

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Receives Notice of Alleged Violation of Ministry of Communications License.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Receives Notice of Alleged Violation of Ministry of Communications License

Thursday August 25, 10:25 am ET

PETACH TIKVA, Israel, August 25 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that it has received a letter from the general manager of the Israeli Ministry of Communication claiming that the company has violated its license by allowing third party adult content services to use its international calls network. The general manager further informed Internet Gold that he is contemplating imposing a fine in the amount of Nis 5,160,000 on Internet Gold. The letter indicated that Internet Gold will have the opportunity to raise objections and defenses with respect to the claim.


Internet Gold has cooperated with the Israeli Ministry of Communication in the above matter and denies the allegations. The company plans to vigorously defend itself and to object to any fine, if imposed.


About Internet Gold


Internet Gold is a communications group that provides Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel to both residential and business customers.


The group's operations are carried out through four main companies. Internet Gold, the publicly traded parent company serves as HQ to the group and also is the ISP which provides access and telephony services. Through MSN Israel, its joint-venture (50.1% owned) with Microsoft Corp. (49.9% owned), the Company operates Israel's leading Internet portal. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services and is the owner of 100% of the Start portal. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers, P1000. In addition, its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services.


For additional information about Internet Gold, please visit our Website at www.igld.com
------------


Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 INTERNET GOLD-GOLDEN LINES LTD.
                                                          (Registrant)



                                                     By /s/Eli Holtzman
                                                        ------------------------
                                                         Eli Holtzman
                                                         Chief Executive Officer




Date:  August 25, 2005